SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILES PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Mark Kaufman

16, boulevard de la Princesse Charlotte

98000 Monaco

+ 7 495 786 7601

With copies to:

Ben Burman	Adam O. Emmerich
Darrois Villey Maillot Brochier AARPI	Wachtell, Lipton, Rosen & Katz
69, avenue Victor Hugo	51 West 52nd Street
75116 Paris, France	New York, NY 10019
+ 33 1 45 02 19 19	(212) 403 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

December 9, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Mr. Mark Kaufman (“Kaufman”) and W & L Enterprises Ltd (“W&L”, and together with Kaufman, the “Reporting Persons”) and relates to the shares of common stock, par value $0.01 per share (“Common Shares”), of Central European Distribution Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”). This Amendment No. 2 amends the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on August 29, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on September 12, 2011 (as so amended, the “Existing Schedule 13D”). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D. Except as specifically amended hereby, items in the Existing Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Existing Schedule 13D is amended and supplemented by adding between the third and fourth paragraphs thereof the following new paragraph:

On December 9, 2011, Kaufman sent a letter (the “December 9 Letter”) to the members of the board of directors of the Issuer. The December 9 Letter is included as Exhibit 99.3 to this statement on Schedule 13D and is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer

Paragraph (d) of Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

(d) Pursuant to the terms of its engagement, as part of its advisory fee, one of Kaufman’s financial advisers is entitled to receive a percentage of the gain, if any, realized by the Reporting Persons on the sale of their Common Shares to be paid from the proceeds of any such sale.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 28, 2011, by and between Mark Kaufman and W & L Enterprises Ltd.

Exhibit 99.2	Letter, dated September 12, 2011, from Mark Kaufman to William V. Carey, Chief Executive Officer of the Issuer, David Bailey, Lead Director of the Issuer, and the other members of the Board of Directors of the Issuer.

Exhibit 99.3	Letter, dated December 9, 2011, from Mark Kaufman to the members of the Board of Directors of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2011

/S/ MARK KAUFMAN
Mark Kaufman

W & L ENTERPRISES LTD

By:	/S/ MARK KAUFMAN
Name:	Mark Kaufman
Title:	Director

By:	/S/ OLGA KURITSYNA
Name:	Olga Kuritsyna
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 28, 2011, by and between Mark Kaufman and W & L Enterprises Ltd.*

Exhibit 99.2	Letter, dated September 12, 2011, from Mark Kaufman to William V. Carey, Chief Executive Officer of the Issuer, David Bailey, Lead Director of the Issuer, and the other members of the Board of Directors of the Issuer.**

Exhibit 99.3	Letter, dated December 9, 2011, from Mark Kaufman to the members of the Board of Directors of the Issuer.***

*	Previously filed with the Statement on Schedule 13D, dated August 29, 2011 (File no. 005-56061)
**	Previously filed with the Statement on Schedule 13D, dated September 12, 2011 (File no. 005-56061)
***	Filed herewith